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                                                                   EXHIBIT 99.10


                         FORM OF FAIRNESS OPINION LETTER

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                             FAIRNESS OPINION LETTER
                       FOR THE SALE OF SUBSCRIPTION RIGHTS
                              TO PURCHASE SHARES IN
                      THE UNIMARK GROUP, INC. COMMON STOCK

                    -- OPINION RENDERED AS OF MAY 1, 2001 --


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                                    ISSUED BY
                        COMSTOCK VALUATION ADVISORS, INC.
                          Daniel P. Callanan, Director
                         1335 Dublin Road - Suite 200-A
                              Columbus, Ohio 43220
                                  614-485-9470


                                  CONFIDENTIAL

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May 1, 2001


Special Committee of The UniMark Group, Inc.
         Board of Directors
UniMark House
124 McMakin Road
Bartonville, Texas 76226


Dear Special Committee Members:

At your request, ComStock Valuation Advisors, Inc. ("ComStock") has analyzed the financial fairness of a proposed issuance of subscription rights to purchase shares of common stock of The UniMark Group, Inc. ("UNMG" or the "Company") pursuant to the general terms that are summarized below (the "Transaction"). The offering memorandum is expected to be filed with the Securities and Exchange Commission by May 1, 2001. The Transaction is expected to be completed by June 15, 2001.

SUMMARY OF THE TRANSACTION

On January 19, 2001 the Company's Board of Directors authorized David E. Ziegler, Chief Financial Officer and Director, solely as a member of the Special Committee of the Board of Directors to retain the services of ComStock Valuation Advisors to prepare an independent valuation of the Company's stock. Until March 15, 2001 the Company's common stock traded under the ticker symbol UNMG on the NASDAQ National Market. Recently the Company was de-listed from that exchange and now trades on the Over-the-Counter Bulletin Board. During the past year the Company's stock has been very thinly traded between the range of $1.50 and $0.312 per share.

The UniMark Group, Inc., a Texas corporation, is a vertically integrated citrus and tropical fruit growing and processing company with substantially all of its operations in Mexico. The UniMark Group, Inc. was organized in 1992 to combine the packaged fruit operations of a Mexican citrus and tropical fruit processor, which commenced operations in 1974, with UniMark Foods, a company that marketed and distributed products in the United States. The Company operates and competes in two distinct business segments: packaged fruit and juice and oil. Within the packaged fruit segment, UNMG focuses on niche citrus and tropical fruit products including chilled, frozen and canned cut fruits and other specialty food ingredients. The packaged fruit segment processes and packages the Company's products at four plants in Mexico. Within the juice and oil segment, the Company has a juice division and an agricultural development products division. Through one of its Mexican subsidiaries, the Company has been a major Mexican producer of citrus concentrate, oils and juices. The juice division has a long-term processing agreement with an affiliate of the Coca-Cola Company with respect to the Lemon Project.

On August 31, 2000, the Company sold to Del Monte Foods Company ("Del Monte") all of its interests in the worldwide rights to the Sunfresh(R), Fruits of Four Seasons(R) and Flavor Fresh(TM) brands ("Brands"), its McAllen, Texas distribution facility, including certain inventory associated with the retail and wholesale club business, and other property and equipment. Separately, UNMG entered into a long-term supply agreement with Del Monte under which it has been contracted to produce chilled and canned citrus products for Del Monte's retail and wholesale club markets.

The Company is filing a Registration Statement on Form S-1 with the Securities and Exchange Commission for the purpose of registering (i) 10,273,972 shares of the Company's common stock, and (ii) subscription rights to purchase the common stock at the price determined by the Special Committee of the Board of Directors. The Company will distribute a offering prospectus to all shareholders as of the record date which is May 22, 2001. For every 1.3567 shares of stock the owners will receive one subscription right. These shareholders have approximately 20-25 days for which to exercise their rights to purchase the stock. In addition to the one subscription right for each

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Special Committee of The UniMark Group, Inc.
      Board of Directors                                             May 1, 2001



1.3567 shares of stock, shareholders who exercise their rights in full may request to participate in the over-subscription. If requests to purchase shares exceed the offering, the Company will allocate the shares on a pro-rata basis to those shareholders that exercised their initial subscription rights in full. The ability to participate in the over-subscription is contingent upon the shareholders full participation in the initial subscription rights. (Both phases of the offering are collectively referred to as the "Transaction".)

DEFINITION OF VALUE

For the purposes of our fairness opinion, fair market value is defined as the price at which the common shares of The UniMark Group, Inc. would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the relevant facts. Our opinion is based on a marketable, minority level of value and assumes that all shareholders are equally eligible to participate in the Transaction.

GOVERNING STANDARDS OF THE APPRAISAL

This opinion was prepared in accordance with relevant standards and guidelines issued by The Appraisal Foundation(1), The American Society of Appraisers(2), and The Internal Revenue Service(3). We also considered other generally accepted standards deemed appropriate for this engagement. In our analysis, we specifically considered pertinent factors cited in Revenue Ruling 59-60, which included, but was not limited to, a review of the following:

         o        The nature of the business and the history of the Company;

         o        The general economic outlook for the Company;

         o The book value of the stock and the financial condition of the Company;

         o        The earnings capacity of the Company;

         o        The dividend-paying capacity of the Company;

         o The possible existence and importance of goodwill or other intangible values;

         o Past sales of the stock and the size of the blocks under consideration; and,

         o The market price of actively traded stocks of public corporations engaged in the same or similar lines of business.

         o Issues of fairness typically considered in shareholder transactions.

GENERAL VALUATION APPROACH TO THE UNIMARK GROUP, INC.

We visited several of the Company's Mexican growing and processing operations and interviewed management regarding the historical development, current business status, and forecasted financial performance of the Company's business segments and the consolidated entity. We reviewed documents and other data needed to comply with the Uniform Standards of Professional Appraisal Practice as promulgated by The Appraisal Foundation; the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers. In arriving at our opinion, we reviewed:

         o Industrias Citricolas de Montemorelos, S.A. de C.V. and Agromark, S.A. de C.V. ("ICMOSA") historical operating performance and financial condition as reflected in its internal historical financial statements through December 31, 2000;

         o        Consolidated Grupo Industrial Santa Engracis, S.A. de C.V.
                  ("GISE") - Gisalamo historical operating performance and financial condition as reflected in its internal historical financial statements through December 31, 2000;
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(1)      Competency Provision, Standards 7, 9, 10, and related explanatory comments of the Uniform Standards of Professional Appraisal Practice.

(2)      Principles of Appraisal Practice and Code of Ethics.

(3)      Revenue Ruling 59-60.


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Special Committee of The UniMark Group, Inc.
   Board of Directors                                                May 1, 2001



         o A summary of project costs from inception through December 31, 2000 for the Lemon Project which details land, transportation equipment, and machinery and equipment at each of the five project locations;

         o A summary of the Coca-Cola contract prepared by the Company which details the projected total investment costs for the Lemon project;

         o Investment reports from brokerage firms regarding the ICMOSA business segment's largest customer, Del Monte Foods Company;

         o The GISE confidential descriptive memorandum dated June 1999 prepared by Rabobank;

         o Property appraisals prepared for each of the ICMOSA facilities dated December 31, 1999;

         o A summary of the 1994 and 1999 Employee and Outside Director Stock Option Plans;

         o A summary of the Company's press release and trailing stock price prepared by management detailing information from August 1994 through December 15, 1999 and actual press releases until the date of this letter;

         o A listing of GISE customers ranked by sales for the calendar years ending December 31, 1998, 1999 and 2000;

         o The Asset Purchase Agreement among Del Monte Corporation UniMark Foods, Inc. and The UniMark Group, Inc. dated August 25, 2000;

         o Various publicly available press releases and filings made by the Company with the SEC including forms 10-K and 10-Q, Prospectuses, Forms 8-K and S-1 and other filed information that we deemed relevant for the past five years;

         o Management's internally prepared assessment of the asset values of the GISE operating group;

         o Financial forecasts for ICMOSA detailing product volume by SKU and cost by individual expense line item for the next five years including the more detailed one-year budget for 2001;

         o An income statement forecast (on a cash basis) for the Lemon Project for the next 18 years including required capital expenditures and various scenarios based on the estimated yield of the trees by each of the five locations;

         o A presentation to the Board of Directors prepared by the Chief Executive Officer dated January 17, 2001;

         o An analysis of the Company's US net operating loss carry-forwards as of December 31, 2000;

         o A draft of the Offering Memorandum for this instant subscription rights offering as of April 25, 2000;

         o The terms of the note between M & M Nominee L.L.C. and the Company for $1,800,000;

         o The outlook for the economy and the prospects for the industry in which the Company competes;

         o Publicly available information regarding required rates of returns for similar investments;

         o Performed various other financial analyses regarding the Company, its business segments, and the Transaction as deemed appropriate; and

         o Such other information regarding the Company that we deemed to be relevant to the analysis.

As an integral part of our analysis for this Transaction, we also:

         o        Conducted discussions with Company management;

         o Visited the Company's Mexican operating facilities at ICMOSA, GISE (including the Lemon Project) and the corporate headquarters in Bartonville, Texas; and

         o Conducted an investigation of companies that would be considered as comparable to the various operating segments and the consolidated entity.

ComStock used publicly available sources to obtain information pertinent to the analysis. Specifically, we subscribe to Compustat(R), Disclosure(R), Securities Data Corporation and EDGAR for financial and other information. We deem this information to be reliable; however, we make no representation as to the accuracy or completeness of such information and have accepted such information without further verification.

We examined the financial performance of the Company and applied generally accepted valuation methods to estimate the fair market value of the Company's common stock. The Discounted Cash Flow Method was solely


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Special Committee of The UniMark Group, Inc.
   Board of Directors                                               May 1, 2001


relied on to derive an estimate of the fair market value of the Company's common stock, since this method incorporates relevant assumptions regarding the future financial performance of the Company.

We relied upon the following generally accepted valuation method in our appraisal of UNMG:

         Discounted Cash Flow Method - Lemon Project

         The Discounted Cash Flow Method seeks to establish the amount (in current dollars) an investor would pay for the right to a company's projected cash flow stream given alternative investment opportunities of equivalent risk. We obtained projected income statements from the Company's management and worked with management to compile a free cash flow forecast. These cash flows were discounted at a rate commensurate to the risk in such a project.

         Discounted Cash Flow Method - ICMOSA

         The Discounted Cash Flow Method seeks to establish the amount (in current dollars) an investor would pay for the right to a company's projected cash flow stream given alternative investment opportunities of equivalent risk. Once again, we obtained projected profitability from the Company's management and worked with them to develop the relevant cash flow forecast. These cash flows were also discounted at a rate commensurate to the risk in the ICMOSA business.


Other Methodologies Considered but not Utilized

A Net Asset Value Method was considered, but not utilized when deriving our conclusion on value. The Net Asset Value Method is applied by determining the value of the tangible assets of a company without regard to the value of goodwill attributed to the earnings capacity of the business (if any). The depreciated book values of the assets and liabilities are adjusted to current market values to produce an adjusted equity value or adjusted net asset value in the hands of a control shareholder. Valuation conclusions based on the asset-based approach ignore the intangible value of a company. Thus, we did not utilize this methodology in forming our opinion. We searched for publicly traded companies whose business operations were similar to UNMG in order to utilize a Guideline Publicly Traded Companies Methodology. There were not a sufficient number of companies that were reasonably close in terms of business operations for which to perform such an analysis. In addition, any valuation multiples based on historical financial information for the Company may not be representative of the future growth prospects given the changing nature of the business. Thus, we did not utilize this methodology in forming our opinion.

Finally, we gave consideration to a Capitalization of Historical Cash Flow Methodology. Since the Company's business operations have changed significantly in the past three years, historical operations are not indicative of future results. Thus, we did not utilize this methodology in forming our opinion.

Other Components to Value

We reviewed a net asset value of the Company's operations at Grupo Industrial Santa Engracis, S.A. de C.V. that are not part of the Lemon Project. The profitability of these operations is closely correlated with the price of frozen orange juice concentrate. The ability for the Company to generate profitable returns in the future is uncertain. In our opinion, given the difficulty in liquidating many of the GISE assets, the value of these operations that are not included in the Lemon Project Value are speculative in nature and a willing buyer on a minority interest basis would not, in our opinion, consider any value attributable to these operations.

The Company sold nearly all of its United States Operations to Del Monte in August of 2000. Prior to that, the Company had incurred substantial losses in the United States. These losses have generated net operating loss carry-forwards in an amount in excess of $13.0 million. The remaining US operations that are still owned by the Company generated a loss for the fiscal year ending December 31, 2000. We believe that the Company has the ability to

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Special Committee of The UniMark Group, Inc.
   Board of Directors                                               May 1, 2001


potentially turn the US operations into a profitable venture at some point. However, we believe that a willing buyer on a minority interest basis would view any value attributable to the ability to charge these carry-forwards off against future income as speculative in nature.

Impact of Discount for Lack of Control

A discount for lack of control has been applied in the valuation analysis to reflect the minority shareholder's inability to effectively control the Company's strategic direction, key operating decisions, determination and timing of a sale of the Company's assets, and the amount and timing of distributions in the form of dividends.

OTHER FINANCING ALTERNATIVES

The Company's independent auditors have issued their opinion on the Company's consolidated financial statements for 2000 which includes an explanatory paragraph that references note 2 to the consolidated financial statements which discusses certain issues that may effect the Company's ability to continue as a going concern. These issues include recurring losses from operations, negative working capital and bank debt in default. As a result, the Company's ability to obtain future debt or equity financing may impact its ability to achieve the projected growth. The Company has been in default with its notes to Bancrecer for several months and other lenders have reduced the Company's borrowing capacity in the past several months. Lastly, the Company recently was forced to borrow on a short-term basis approximately $1.8 million from one of its institutional investors. Primarily based on the forgoing, we believe that the Company lacks any other financing alternatives that may be less dilutive to shareholders.

CONCLUSION ON FINANCIAL FAIRNESS OF THE TRANSACTION

Based on our analysis of the terms of the Transaction as summarized in this letter, it is our opinion that from the perspective of the minority interest investor and solely from a financial point of view:

         1) the fair market value of the Company's common stock calculated on a minority interest basis can reasonably be estimated in the range of $0.73 to $0.83 per share;

         2) the time horizon granted to shareholders the Transaction is adequate;

         3) the structure of the Transaction, specifically the method by which the over-subscription rights are allocated, is fair from a financial point-of-view;

         4) the Transaction is fair from a financial point-of-view when considering the likely impact on the fair market value of the Company's stock if such a Transaction does not occur in the near future;

         5) the disclosure of information is complete and adequate to shareholders from a financial point-of-view so the shareholders can make an informed investment decision; and

         6) the Transaction is fair from a financial point-of-view, considering the Company's ability to obtain alternative financing.

TERMS AND CONDITIONS OF THE FAIRNESS OPINION

Integrity of Data Supplied to ComStock

In our investigation, we have assumed, without independent verification, that the materials supplied by the Company or its representatives are accurate and complete and that financial data correctly reflects the results of the operations and financial condition of The UniMark Group, Inc. and its business segments for the periods indicated therein in accordance with generally accepted accounting principles applied on a consistent basis. To the extent that we have also used public information and industry and statistical data from various sources, we deem this information to be reliable; however, we make no representation as to the accuracy or completeness of such information and have accepted such information without further verification. However, we exercised independent judgment in evaluating


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Special Committee of The UniMark Group, Inc.
   Board of Directors                                               May 1, 2001


the information provided to us by management, and we did not rely on any information that we determined to be inadequate or incomplete.

In addition, we relied upon the assurances of the employees, officers, and agents of the Company, that they were unaware of any information or facts that would make the information provided to us incomplete or misleading.

Independence of Appraiser

Our fees for this service are not contingent upon the opinion expressed. Also, neither ComStock Valuation Advisors, Inc. nor any of its employees has a present or intended financial interest in UNMG and is independent of those entities.

Valuation Date and Information Utilized

The Company is being appraised as of a contemporaneous date. The relevant market data that would be available to a knowledgeable investor as of this date was utilized in our valuation analysis. Historical financial statements prepared by the Company's management were utilized for the fiscal year ended December 31, 2001. No other more recent financial information that would materially change our opinion was available as of the date of this opinion letter.

Other Considerations in Rendering this Opinion

This opinion is delivered to the Special Committee of the Board of Directors, and may not be relied upon by anyone other than that Committee in discharging their respective fiduciary responsibilities for all shareholders of the Company.

This opinion is not a recommendation regarding whether or not the Transaction should occur, nor does this opinion constitute any legal opinion. This opinion is rendered from a financial point-of-view.

Our appraisal analyses and conclusions are designed to constitute a valuation of the capital stock of The UniMark Group, Inc. by ComStock Valuation Advisors, Inc. as an independent appraiser to meet the requirements of Section 401(a)(28)(C) of the U. S. Internal Revenue Code.


Very truly yours,


By:
    -----------------------------
Daniel P. Callanan, Director
COMSTOCK VALUATION ADVISORS, INC.


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